Exhibit 99.1

Purple Biotech Reports Preclinical Proof of Concept for its Tribody Platform Technology

Contribution of NK cells engager arm and conditionally activated T cell engager demonstrated

Cleavable capping technology confines therapeutic activity to the local tumor micro environment which increases the anticipated therapeutic window in patients

REHOVOT, Israel, March 14, 2024 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today reported preclinical proof of concept data for its conditionally-activated tri-specific antibody platform.

“Our tribody platform is differentiated with its dual engagers including its NK cell engager having a dual mechanism of action, in addition to the conditionally activated T cell engager. We are excited about the potential of this platform to produce a pipeline of promising drug candidates that can be effective across numerous solid cancer tumors,” stated Gil Efron, Chief Executive Officer of Purple Biotech.

Prof. Amir Horowitz, Assistant Professor of Oncological Sciences, Precision Immunology Institute, Tisch Cancer Institute, Icahn School of Medicine at Mount Sinai, commented, “Purple Biotech’s tribody platform, apart from being a NK cell engager, via the anti-NKG2A arm, also functions as an important immune checkpoint inhibitor of both NK cells and specific subsets of T cells, unleashing both innate and adaptive immune systems against the tumor. This conditionally-activated platform requires a complex model for optimal and translational analysis, hence patient-derived explant (PDE) models were selected to demonstrate the added value of the anti-NKG2A modality.”

Using 5T4-expressing lung cancer PDE model, where the immune cells and the tumor cells are derived from the same patient (autologous model), the studies showed a synergistic effect of the T cell engager and NK cell engager arms. While each bispecific agent, 5T4xCD3 or 5T4xNKG2A, showed only low response, the tribody platform’s leading candidate IM1240 (5T4xCD3xNKG2A) having both engagers in one product, demonstrated a synergistic strong anti-tumor response. This effect is activated through the presence of 5T4 positive tumor cells. The advantage of the 5T4 arm was also validated using in-vitro PBMC-mediated cytotoxicity of cancer cell line studies which demonstrated 5T4-specific effect. While cytotoxicity at pM range was observed in 5T4-positive lung and breast cancer cells, no effect was observed against 5T4-negative cancer cells.

Purple Biotech’s cleavable capping technology confines the compound’s therapeutic activity to the local tumor micro environment (TME), which increases the anticipated therapeutic window in patients. This cap is attached to the anti-CD3 moiety and blocks its interaction with circulating CD3 positive T cells, thereby impeding potential off-tumor adverse reactions and also improving PK properties. The cap is designed to be cleaved off by multiple TME-specific proteases, which increase the likelihood for cleavage by many tumor types. Upon removal of this cap, the anti-CD3 moiety of the molecule is freed to bind and activate T lymphocytes against the tumor via CD3.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study is being concluded and a phase 2 study of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) is planned. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. The Company is advancing a preclinical platform of conditionally-activated tri-specific antibodies that engage both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The third arm of the antibody specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to mount an optimal anti-tumor immune response. IM1240 is the platform’s lead tribody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the impact of the economic, public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for our products or our business, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2023 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima

Chief Financial Officer

IR@purple-biotech.com